TICKET TO SEE INC.
               2620 Regatta Drive, Suite 102, Las Vegas, NV 89128
                            Telephone 1-888-970-9463
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                                                                  August 6, 2013

Via EDGAR

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities and Exchange
Commission Washington, D.C. 20549

Re: Ticket To See Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed July 15, 2013
    File No. 333-187049

Dear Mr. Dobbie:

We refer to your letter of July 25, 2013 addressed to the Company with your comments on Amendment No. 3 to the Company's Registration Statement on Form S-1 filed July 15, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Description of Our Business

Principal Products or Services and Their Markets, page 15

1. We note your response to our prior comment 3. Please revise the fourth paragraph on page 16 to include a statement that management's beliefs about the online ticketing market are based on a limited amount of industry research and if such beliefs prove to be untrue, the company may not be in a position to capture the market opportunity or implement its business plan as contemplated.

Response: We have revised to add the statement as requested.

Distribution Methods of Products or Services, page 17

2. We note your response to our prior comment 5 and reissue in part. Please revise this paragraph to disclose the process for implementing your system up to the point of operating.

Response: The paragraph has been revised to disclose the process for implementing our system up to the point of operating.

Competition, Competitive Position in the Industry and Methods of Competition, page 21

3. We note your response to our prior comment 6 and reissue. In particular, you did not revise your disclosure consistent with your response to our prior comment. Please revise your disclosure to remove qualitative marketing language in the statement that "because of our planned low service charges and fresh new approach to the industry, users and clients may opt to try something new."

Response: We have removed the marketing language.

Significant Employees, page 30

4. We note your response to our prior comment 7 and reissue in part. Please disclose here that Mr. Buckley will spend approximately 15% of his time on your business, consistent with your disclosure elsewhere in the prospectus.

Response: We have provided the disclosure as requested.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated July 25, 2013. However, we will provide further information upon request.

Sincerely,


/s/ Aidan Buckley
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Aidan Buckley
President & Director

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